Exhibit 21.1

Snail, Inc.

List of Subsidiaries

Snail Games USA Inc.	California
Frostkeep Studios, Inc.	California
Eminence Corp.	Delaware
Wandering Wizard LLC	Delaware
Donkey Crew Limited Liability Company	Poland
Snail Innovation Institute	California
Project AWK Projections, LLC	Delaware
BTBX.IO, LLC	Delaware
Matrioshka Games LLC	Delaware
Interactive Films, LLC	California
Snail Coins, LLC	Delaware
Snail Coins (BVI) Limited	British Virgin Islands
Egofold, LLC	Delaware
Rustic Roost Studio LLC	Poland